Exhibit 99.1

VivoPower International PLC Announces $29m Mongolian Distribution Deal for Tembo Electric Light Vehicles

●	Leading Mongolian automotive distributor Bodiz International Group LLC intends to purchase 350 electric light vehicle conversion kits from VivoPower subsidiary Tembo e-LV B.V over the next 5 years.

●	VivoPower estimates the value of the Distribution Agreement to be US$29m.

●	The Distribution Agreement marks the Company’s fourth major distribution deal across four continents.

LONDON, July 20, 2021 (GLOBE NEWSWIRE) - VivoPower International PLC (NASDAQ: VVPR, the “Company”) is pleased to announce that the Company has signed a definitive agreement with Bodiz International Group LLC (“Bodiz” or the “Distributor”) for Bodiz to distribute electric light vehicles (“e-LVs”) in Mongolia using e-LV conversion kits from VivoPower’s wholly-owned subsidiary Tembo e-LV B.V. (“Tembo”).

Under the agreement (the “Distribution Agreement”), Bodiz intends to purchase 350 Tembo e-LV conversion kits through December 2026. The Company estimates these orders to be worth up to US$29 million in potential revenue over the life of the Distribution Agreement. Bodiz will be responsible for acquiring original vehicles from Toyota, converting the vehicles to ruggedized e-LVs using the Tembo solutions, selling the units to end-customers and providing ongoing servicing and maintenance.

The Tembo kits transform diesel-powered Toyota Land Cruiser and Hilux vehicles into ruggedized e-LVs for use in mining and other hard-to-decarbonize sectors, including construction and defense. Alongside solar generation, battery storage and on-site power distribution, Tembo e-LV products are a key component of VivoPower’s turnkey net-zero solutions for corporate decarbonization.

This Distribution Agreement marks VivoPower’s fourth major distribution deal in 2021 for Tembo e-LVs across four continents and continues to advance the Company’s aim to build a global Tembo distribution network before the end of this year. The Company previously completed distribution deals with GB Auto Group in Australia and Acces Industriel Mining Inc. in Canada and has also announced a non-binding Heads of Terms with Arctic Trucks Limited for distribution of Tembo e-LVs in Norway, Sweden, Iceland and Finland. The latter deal is expected to be finalized in the coming weeks.

Based in Ulaanbaatar, Bodiz has been distributing ruggedized SUVs and other heavy duty vehicles to the Mongolian market since its founding in 1997. In addition to Tembo vehicle distribution, the Distribution Agreement includes plans for Bodiz to send technicians to Tembo’s Netherlands headquarters to be trained in e-LV conversion, as well as a potential expansion of Bodiz’s facilities to service Tembo electric vehicles.

Kevin Chin, Executive Chairman and CEO of VivoPower, said: “We are pleased to continue expanding our global distribution network for Tembo e-LVs through this partnership with Bodiz. With the signing of this Distribution Agreement, Tembo e-LVs will be available to mining and other heavy industrial customers aiming to decarbonize their fleet operations through distribution partners on four continents. We look forward to building this relationship and working with Bodiz to support more customers on the drive to net zero.”

Dulguun Baatarsukh, CEO of Bodiz, said: “Bodiz is very glad to become a member of the Tembo e-LV family. Mongolia's economy, especially the mining sector, is growing rapidly with one of the world’s richest mineral resources. It is an honor to sign this Distribution Agreement with VivoPower for Bodiz to introduce Tembo e-LVs to our domestic market and take part in the global change of electrification. I hope we will continue to strengthen this partnership and cooperation in the long run and make a significant contribution to the mining sector in our region.”

About VivoPower

VivoPower is a sustainable energy solutions company focused on battery storage, electric solutions for customized and ruggedized fleet applications, solar and critical power technology and services. The Company's core purpose is to provide its customers with turnkey decarbonization solutions that enable them to move toward net zero carbon status. VivoPower is a certified B Corporation with operations in Australia, Canada, the Netherlands, the United Kingdom and the United States.

About Bodiz

Bodiz is a leading distributor of all types of vehicles, specially equipped cars and auto parts in the Mongolian market. Since 1997, Bodiz has supplied the best products to its consumers from many countries around the world. Bodiz delivers products based on its customers’ requirements, with a focus on high quality and advanced technology.

All trademarks referenced herein are the property of their respective owners.

Distribution Agreements

This Distribution Agreement provides a framework under which VivoPower can consummate sales contracts for e-LV conversion kits to be installed in vehicles to be sold to customers. Under the Distribution Agreement, the Distributor will serve as VivoPower’s exclusive distributor in marketing, promoting and selling electric vehicles in Mongolia, and will also assemble and install e-LV conversion kits provided by VivoPower in vehicles that the Distributor procures from the Original Equipment Manufacturer (“OEM”). The Distribution Agreement contains a provision to the effect that the parties shall not have a relationship of agency, joint venture or partnership.

The Distribution Agreement includes a commitment by the Distributor to purchase a minimum of 350 Tembo e-LV conversion kits (for Toyota 4x4 vehicles) in the first five years of the agreement. This is based on the Distributor’s management estimates of future contracted purchases from its customer base. These commitments are expected to be fulfilled upon the Distributor generating these purchase orders of e-LVs from its end-customers. The Distributor will not be required to remit payment for its orders of e-LV conversion kits until end-customers enter into purchase orders for e-LVs or the Distributor purchases conversion kits prospectively ahead of end-customer orders. In the event that the Distributor fails to satisfy the minimum purchase commitment, the Distribution Agreement will undergo a review process. If no acceptable resolution is reached, VivoPower is entitled to withhold exclusivity for the Distributor in Mongolia.

VivoPower believes that the potential e-LV conversion kits that it expects could be sold under the Distribution Agreement could be worth approximately $29 million in revenues. That estimate does not represent a firm commitment for purchase orders, and actual results may differ materially. VivoPower does not as a matter of course make public projections as to future sales, earnings or other results. VivoPower’s management prepared such an estimate based on its good faith judgment using what it believed to be reasonable assumptions regarding the future sales of e-LVs to end-customers in Mongolia. As future e-LV sales remain contingent on successful negotiation of end-customer sales contracts, and as the quantity, pricing and timing of each sales contract will be different, this estimation is not a formal projection of future revenue, but an indication of the expected value of such contracts to VivoPower. The estimated potential revenues ascribed to the Distribution Agreement do not represent measures of income or profitability, and do not take into consideration the costs that would be incurred in the course of realizing the estimated values. The foregoing estimate is subjective in many respects and there can be no assurance that actual results will not differ materially from these estimates. Therefore, as with any projections or forecasts, investors are cautioned not to attribute undue certainty to estimates of sales under the Company’s Distribution Agreements.

Further terms governing other aspects of the Distribution Agreement with the Distributor are in the process of being finalized and are contingent upon the outcome of commercial negotiations with OEM counterparties.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the United States federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the potential benefits of the collaboration with Bodiz, the number of vehicle conversion kits expected to be purchased and the expected revenues from such collaboration. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

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